SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 001-12739

(Check one)
[ ]   Form 10-K and Form 10-KSB             [ ] Form 11-K
[ ]   Form 20-F   [X]    Form 10-Q and Form 10-QSB   [ ] Form N-SAR

           For period ended MARCH 31, 2000

[ ]   Transition Report on Form 10-K and Form 10-KSB
[ ]   Transition Report on Form 20-F
[ ]   Transition Report on Form 11-K
[ ]   Transition Report on Form 10-Q and Form 10-QSB
[ ]   Transition Report on Form N-SAR

           For the transition period ended __________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________________

______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.

      Former name if applicable ______________________________________________

______________________________________________________________________________

Address of principal executive office (STREET AND NUMBER) 1810 N.E. 144TH STREET
______________________________________________________________________________

               City, State and Zip Code NORTH MIAMI, FLORIDA 33181

                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

      [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2000 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense. The Registrant expects to report net sales and net income for the first quarter of 2000 of approximately $7.0 million and $200,000, respectively, compared to net sales and net income of $6.4 million and $483,000, respectively, for the first quarter of 1999.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

          PHILIP B. SCHWARTZ, ESQ.                      (305)982-5604
--------------------------------------------------------------------------------
                  (Name)                          (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See beginning of Part III above.

                   ADVANCED ELECTRONIC SUPPORT PRODUCTS, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date       MAY 13, 2000                              By   /S/ SLAV STEIN
                                                       ---------------------
                                                       Slav Stein, President

           INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.